United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number______________

INCAM AG

(Exact name of registrant as specified in its charter)

Heerdter Landstrasse 193
40549
Dusseldorf, Germany
011-49-21156-5160

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares (Evidenced by Depositary Receipts) Each Representing
One-Fortieth of an Ordinary Share (No Nominal Value)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section
13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [ ] Rule 12g-4(a)(1)(ii)[ ] Rule 12g-4(a)(2)(i) [ X ] Rule 12g-4(a)(2)(ii)[ ]	Rule 12h-3(b)(1)(i) [ ] Rule 12h-3(b)(1)(ii)[ ] Rule 12h-3(b)(2)(i) [ X ] Rule 12h-3(b)(2)(ii)[ ] Rule 15d-6 --------- [ ]

Approximate number of holders of record as of the certification or notice date: 65 holders of record deemed residents of the United States determined in accordance with the provisions of Rule 12g3-2(a).

Pursuant to the requirements of the Securities Exchange Act of 1934, Incam AG has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 11, 2003	By: /s/ Jörg Urlaub

Name: Jörg Urlaub Title: Chairman of the Board of Management